UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           B.V.R. Systems (1998) Ltd.
                           --------------------------
                                (Name of Issuer)

                  Ordinary Shares, Par Value NIS 1.0 Per Share
                  --------------------------------------------
                         (Title of Class of Securities)

                                  M20512 10 5
                                  -----------
                                 (CUSIP Number)

                            Andris J. Vizbaras, Esq.
                          Carter Ledyard & Milburn LLP
                                  2 Wall Street
                            New York, New York 10005
                                  212-732-3200
                                  ------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 23, 2003
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

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CUSIP No. M20512 10 5

1   NAME OF REPORTING PERSON: Chun Holdings Ltd.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [X]
                                                      (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS:  WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER      OF              7  SOLE VOTING POWER: 0 Ordinary Shares
SHARES
BENEFICIALLY                8  SHARED VOTING POWER: 7,142,608 Ordinary Shares
OWNED   BY
EACH                        9  SOLE DISPOSITIVE POWER: 0 Ordinary Shares
REPORTING PERSON
WITH                        10 SHARED DISPOSITIVE POWER: 7,142,608 Ordinary
                               Shares


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 7,142,608 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 67%

14  TYPE OF REPORTING PERSON: CO


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CUSIP No. M20512 10 5

1   NAME OF REPORTING PERSON: Aviv Tzidon
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [X]
                                                      (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS:  PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER      OF              7  SOLE VOTING POWER: 0 Ordinary Shares
SHARES
BENEFICIALLY                8  SHARED VOTING POWER: 7,142,608 Ordinary Shares
OWNED   BY
EACH                        9  SOLE DISPOSITIVE POWER: 0 Ordinary Shares
REPORTING PERSON
WITH                        10 SHARED DISPOSITIVE POWER: 7,142,608 Ordinary
                               Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 7,142,608 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                            [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 67%

14  TYPE OF REPORTING PERSON: IN

CUSIP No. M20512 10 5

1   NAME OF REPORTING PERSON: Aeronautics Defense Systems Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)      [X]
                                                         (b)      [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS:  WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER      OF              7  SOLE VOTING POWER: 0 Ordinary Shares
SHARES
BENEFICIALLY                8  SHARED VOTING POWER: 7,142,608 Ordinary Shares
OWNED   BY
EACH                        9  SOLE DISPOSITIVE POWER: 0 Ordinary Shares
REPORTING PERSON
WITH                        10 SHARED DISPOSITIVE POWER: 7,142,608 Ordinary
                               Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 7,142,608 Ordinary Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 67%

14       TYPE OF REPORTING PERSON: CO

CUSIP No. M20512 10 5

1   NAME OF REPORTING PERSON: iTS Technologies Pte. Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [X]
                                                      (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS:  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                               [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Singapore

NUMBER      OF              7  SOLE VOTING POWER: 0 Ordinary Shares
SHARES
BENEFICIALLY                8  SHARED VOTING POWER: 7,142,608 Ordinary Shares
OWNED   BY
EACH                        9  SOLE DISPOSITIVE POWER: 0 Ordinary Shares
REPORTING PERSON
WITH                        10 SHARED DISPOSITIVE POWER: 7,142,608 Ordinary
                               Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 7,142,608 Ordinary Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                   [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 67%

14       TYPE OF REPORTING PERSON: CO

Item 1.           Security and Issuer

         This Statement on Schedule 13D relates to the ordinary shares, par value New Israel Shekel 1.0 per share (the "Ordinary Shares"), of BVR Systems
(1998) Ltd. (the "Issuer"), an Israeli corporation whose principal executive offices are located at 16 Hamelacha St., Rosh Ha'ayin 48091, Israel.

Item 2.           Identity and Background

         This Statement is being filed by Chun Holdings Ltd., Aviv Tzidon, Aeronautics Defense Systems Ltd. and iTS Technologies Pte. Ltd. (the "Reporting Persons").

         Chun Holdings Ltd. is a corporation organized under the laws of Israel. It is controlled by Aviv Tzidon, Aeronautics Defense Systems Ltd. and iTS Technologies Pte. Ltd. The principal offices of Chun Holdings Ltd. are located at c/o Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, Israel.

         Mr. Tzidon is a citizen of the State of Israel. Mr. Tzidon is a director and chairman of the board of directors of the Issuer. Mr. Tzidon's business address is c/o Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, Israel.

         Aeronautics Defense Systems Ltd. is a corporation organized under the laws of Israel. It specializes in the research, development, manufacturing and integration of advanced command, control, computers, communications and intelligence systems in aerial, maritime, and ground platforms and in providing services for government and commercial customers. Its principal offices are located at Nachal Sorek, Northern Industrial Area, Yavne, Israel.

         iTS Technologies Pte. Ltd. is a Singapore registered private limited company. The principal activities of iTS are those relating to IT professional services and systems consultancy, including the development, marketing and maintenance of advance simulation and training systems for defense and other industries. Its principal offices are located at 24 Ang Mo Kio Street 65, Singapore, 569061.

         During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         The purchase price that was paid for the acquisition of 7,142,608 Ordinary Shares of the Issuer by Chun Holdings in a tender offer is $1,285,669.4 ($0.18 per share). The consideration for the purchase of the Shares was funded from the working capital and personal funds of the Reporting Persons.


Item     4.       Purpose of Transaction

         The Reporting Persons intend to replace the board of directors (other than the directors who were not affiliated with the management of the Issuer as of the time that the Reporting Persons commenced the tender offer on November 21, 2003) and the management of the Issuer, and to elect a new board of directors which will reflect the change of ownership in the Issuer. The Reporting Persons also will seek to have the Ordinary Shares once again quoted on the OTC Bulletin Board.

         The Reporting Persons have undertaken to provide to the Issuer a $5 million line of credit. The line of credit will be in existence for three years and will bear interest at the rate of LIBOR plus two percent per year. The credit provided under the line of credit will be repayable in one payment on the third anniversary of the date that the Reporting Persons provide such credit. The Reporting Persons deposited $1.8 million in a trust account for the benefit of the Issuer to secure this undertaking, and have advanced $430,000 of that amount to the Issuer to meet its payroll obligations. If the Reporting Persons fail to provide the line of credit, the Issuer will have the right to $470,000 of the funds in the trust account.

         The board of directors of the Issuer has resolved to offer and sell additional Ordinary Shares for cash. The Reporting Persons expect to purchase shares in this offer. The number of shares, price per share and other terms of the proposed offering have not yet been determined and may be disclosed only after the closing of offering, if any. The Issuer have not decided whether it will offer the shares in the U.S. Any offering of the shares in the U.S. will be in a private placement that will be exempt from registration under the Securities Act of 1933, and these shares may not be offered or sold in the U.S. absent registration or applicable exemption from registration.

         Except as otherwise described in this Schdule 13D, the Reporting Persons have no current plans or proposals that relate to or would result in any of the following:

  o the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

  o any extraordinary transaction, such as merger, reorganization or liquidation, involving the Issuer;

  o any purchase, sale or transfer of a material amount of assets of the Issuer;

  o any material change in the present dividend policy, indebtedness or capitalization of the Issuer;

  o  any material changes in the Issuer' corporate structure or business;

  o any change to the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or

  o  any action similar to any of those enumerated above.

         Nonetheless, the Reporting Persons intend to perform a further review of the business of the Issuer in order to plan future management strategies to revitalize the Issuer. In connection with this review, the Reporting Persons reserve the right to implement changes to the corporate structure, business and dividend policy of the Issuer. In addition, the Reporting Persons reserve the right to consider and act upon any strategic opportunity such as a merger, reorganization or sale or transfer of all or some of the material assets of the Issuer. The Reporting Persons intend to raise money for the activities of the Issuer, as shall be required. Any action the Reporting Persons decide to take with respect to any strategic opportunity will be carried out in accordance with the laws and regulations applicable to the Issuer.

Item 5.           Interest in Securities of the Issuer

         (a) Chun Holdings Ltd. is the direct beneficial owner of 7,142,608 Ordinary Shares or approximately 67% of the outstanding Ordinary Shares, based on 10,657,652 outstanding Ordinary Shares.

         Aviv Tzidon is the indirect beneficial owner, through Chun Holdings Ltd., of 7,142,608 Ordinary Shares or approximately 67% of the outstanding Ordinary Shares, based on 10,657,652 outstanding Ordinary Shares.

         Aeronautics Defense Systems Ltd. is the indirect beneficial owner, through Chun Holdings Ltd., of 7,142,608 Ordinary Shares or approximately 67% of the outstanding Ordinary Shares, based on 10,657,652 outstanding Ordinary Shares.

         iTS Technologies Pte. Ltd. is the indirect beneficial owner, through Chun Holdings Ltd., of 7,142,608 Ordinary Shares or approximately 67% of the outstanding Ordinary Shares, based on 10,657,652 outstanding Ordinary Shares.

         (b) Chun Holdings Ltd. has shared voting and dispositive power with respect to the 7,142,608 Ordinary Shares beneficially owned by Chun Holdings Ltd.

         Aviv Tzidon has shared voting and dispositive power with respect to the 7,142,608 Ordinary Shares beneficially owned by Chun Holdings Ltd.

         Aeronautics Defense Systems Ltd has shared voting and dispositive power with respect to the 7,142,608 Ordinary Shares beneficially owned by Chun Holdings Ltd.

         iTS Technologies Pte. Ltd. has shared voting and dispositive power with respect to the 7,142,608 Ordinary Shares beneficially owned by it.

         (c) Mr. Tzidon purchased an aggregate of 58,000 shares of the Issuer, and sold all of them, during November 2003, as follows:

         Shares         Price       Date                      Bought Or Sold
         ------         -----       -----                     --------------
         57,000         $0.08       November 4, 2003          Bought
         10,000         $0.30       November 7, 2003          Sold
          1,000         $0.35       November 17, 2003         Bought
          4,000         $0.12       November 17, 2003         Sold
         10,000         $0.15       November 18, 2003         Sold
         10,000         $0.14       November 18, 2003         Sold
         19,500         $0.12       November 18, 2003         Sold
          4,500         $0.10       November 18, 2003         Sold


         Mr. Tzidon effected all of these transactions through CIBC World Markets, in Tel Aviv.

         Except for these transactions by Mr. Tzidon and the tender offer described in Item 4 above, the Reporting Persons have not effected, directly or indirectly, any transactions in the Ordinary Shares of the Issuer during the sixty (60) days prior to the filing of this Statement on Schedule 13D.

         (d) As of the date of the filing of this Statement, no person other than Chun Holdings Ltd., directly, and Aviv Tzidon, Aeronautics Defense Systems Ltd. and iTS Technologies Pte. Ltd., indirectly, will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7.           Material to be filed as Exhibits

         Exhibit 1. Agreement dated January __, 2004 between Chun Holdings Ltd. and Aviv Tzidon regarding the joint filing of this Schedule 13D and any amendments hereto on behalf of Aviv Tzidon.

         Exhibit 2. Agreement dated January __, 2004 between Chun Holdings Ltd. and Aeronautics Defense Systems Ltd. regarding the joint filing of this Schedule 13D and any amendments hereto on behalf of Aeronautics Defense Systems Ltd.

         Exhibit 3. Agreement dated January __, 2004 between Chun Holdings Ltd. and iTS Technologies Pte. Ltd. regarding the joint filing of this Schedule 13D and any amendments hereto on behalf of iTS Technologies Pte. Ltd.

         Exhibit 4. Letter Agreement dated October 30, 2003 between Aviv Tzidon and the Issuer (filed as Exhibit (d) (1) to the Schedule TO of the Reporting Persons filed on November 21, 2003).

         SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.



Date:    January 5, 2004




                                            CHUN HOLDINGS LTD.


                                            By:  /s/ Aviv Tzidon
                                                 ----------------------
                                            Name:    Aviv Tzidon
                                            Title:   Director


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